Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the First Quarter of Fiscal 2021

1Q21 Added 17,233 New Subscribers

Revenues Up 2.8% YoY to RMB280.9 Million ($39.8 Million)

Gross Profit Up 4.3% YoY to RMB237.5 million ($33.6 million)

Operating Income Up 18.8% YoY to RMB133.5 Million ($18.9 Million)
Non-GAAP Operating Income Up 16.8% YoY to RMB145.9 Million ($20.6 Million)

Conference Call to be Held on August 25, 2020, at 8:00 a.m. ET

HONG KONG, China, August 24, 2020 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the first quarter of fiscal 2021 ended June 30, 2020.

First Quarter of Fiscal 2021 Highlights

•	Revenues increased by 2.8% year-over-year (“YoY”) to RMB280.9 million ($39.8 million).
•	New subscribers and accumulated subscriber base were 17,233 and 849,933(1), respectively.
•	Gross profit increased by 4.3% YoY to RMB237.5 million ($33.6 million). Gross margin improved to 84.5% from 83.3% in the prior year period.
•	Operating income increased by 18.8% YoY to RMB133.5 million ($18.9 million).
•	Operating income before depreciation and amortization(2) (“non-GAAP operating income”) increased by 16.8% YoY to RMB145.9 million ($20.6 million).
•	Net income attributable to the Company’s shareholders increased by 22.3% YoY to RMB132.5 million ($18.8 million).

“Despite the ongoing challenges brought on by the 2019 novel coronavirus (COVID-19) pandemic and sluggish consumer sentiment, we recorded 17,233 new subscribers during the first quarter of fiscal 2021,” commented Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “As we continue to navigate the current situation, we will remain vigilant to the long-term consequences of the pandemic and the constraints it has cast upon our business environment, as well as any potential developments in the regulatory regime that governs China’s cord blood banking industry. We will also continue to pursue business opportunities as we expand our service offerings to support the long-term growth of the Company.”

Summary — First Quarter Ended June 30, 2019 and 2020

	Three Months Ended June 30,
	2019	2020
(in thousands)	RMB	RMB	US$
Revenues	273,375	280,913	39,761
Gross Profit	227,626	237,450	33,609
Operating Income(3)	112,386	133,509	18,897
Change in Fair Value of Equity Securities	9,979	18,405	2,605
Net Income Attributable to the Company’s Shareholders	108,344	132,509	18,756
Earnings per Ordinary Share (RMB/US$)
— Basic	0.89	1.09	0.15
— Diluted	0.89	1.09	0.15

Revenue Breakdown (%)
Processing Fees and Other Services	61.3%	57.5%
Storage Fees	38.7%	42.5%

New Subscribers (persons)	20,815	17,233
Total Accumulated Subscribers (persons)	770,699	849,933 (1)

Summary — Selected Cash Flow Statement Items

	Three Months Ended June 30,
	2019	2020
(in thousands)	RMB	RMB	US$
Net cash provided by operating activities	169,756	99,829	14,131
Net cash used in investing activities	(6,625)	(7,444)	(1,054)
Net cash provided by financing activities	—	—	—

First Quarter of Fiscal 2021 Financial Results

REVENUES. Revenues increased by 2.8% YoY to RMB280.9 million ($39.8 million) in the first quarter of fiscal 2021. The increase was mainly driven by the larger client base and the increase in storage fee revenues, which outweighed the decrease in processing fee revenues.

By the end of June 2020, the Company’s accumulated subscriber base grew to 849,933(1) and revenues generated from storage fees increased by 12.7% YoY to RMB119.3 million ($16.9 million) in the reporting quarter. Storage fee revenues increased to 42.5% of total revenues from 38.7% in same period last year.

During the quarter, the COVID-19 pandemic continued to affect the Company’s hospital channels and business operations, as well as general consumer sentiment-resulting in the new subscriber numbers for the reporting period decreasing by 17.2% YoY and 6.8% quarter-over-quarter to 17,233. Revenues generated from processing fees and other services in the reporting quarter decreased by 3.5% YoY to RMB161.6 million ($22.9 million), with decreases in such activities offset in part by the full period contribution of the revised processing fee pricing.

GROSS PROFIT. Gross profit for the reporting quarter increased by 4.3% YoY to RMB237.5 million ($33.6 million). Gross margin improved to 84.5% from 83.3% in the prior year period.

OPERATING INCOME. Facing challenges caused by the pandemic, the Company took measures to control operating expenses. As a result, operating income for the reporting quarter increased by 18.8% YoY to RMB133.5 million ($18.9 million). Operating margin expanded to 47.5% in the reporting quarter from 41.1% in the prior year period. Depreciation and amortization expenses for the first quarter were RMB12.4 million ($1.7 million), similar to that in the prior year period. Non-GAAP operating income(2) improved by 16.8% YoY to RMB145.9 million ($20.6 million).

Research and Development Expenses. Research and development expenses for the first quarter decreased by 7.6% YoY to RMB4.3 million ($0.6 million).

Sales and Marketing Expenses. As the Company continued to tighten sales and marketing expenses and maintain only essential promotional activities, sales and marketing expenses for the reporting quarter decreased by 9.2% YoY to RMB55.1 million ($7.8 million). Sales and marketing expenses as a percentage of revenues were down to 19.6% from 22.2% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the first quarter decreased by 10.8% YoY to RMB44.5 million ($6.3 million), mainly driven by lower staff costs, fees, overhead and provisions. General and administrative expenses as a percentage of revenues decreased to 15.9% from 18.3% in the prior year period.

OTHER INCOME AND EXPENSES.

Change in Fair Value of Equity Securities. In the first quarter, the Company recognized an increase in fair value of equity securities, or “mark-to-market gains,” of RMB18.4 million ($2.6 million), up from RMB10.0 million in the prior year period. The changes were mainly attributable to the valuation of the Company’s investments in equity securities.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Due to the increase in operating income and the increase in fair value of equity securities, income before income tax for the first quarter increased by 24.0% YoY to RMB160.4 million ($22.7 million). Income tax expense for the reporting quarter was RMB26.0 million ($3.7 million). Net income attributable to the Company’s shareholders for the reporting quarter increased by 22.3% YoY to RMB132.5 million ($18.8 million). Net margin for the first quarter improved by 7.6 percentage points to 47.2%.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the first quarter fiscal 2021 increased by 22.5% YoY to RMB1.09 ($0.15).

Corporate Developments

•                  On June 4, 2019, the Board of Directors of the Company (the “Board”) received a non-binding proposal letter from Cordlife Group Limited (“Cordlife”), a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX”), pursuant to which Cordlife proposed to combine the businesses of Cordlife and the Company, by way of a statutory merger. According to the letter, Cordlife would issue approximately 2,497.9 million ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at $7.50 per ordinary share. Upon completion of the proposed transaction, the Company’s ordinary shares would be delisted from the New York Stock Exchange, and Cordlife ordinary shares would continue to trade on the SGX. On June 5, 2019, the Board formed a special committee of independent directors (the “Special Committee”) who are not affiliated with Cordlife to evaluate such proposal.

On November 11, 2019, the Company appointed Mr. Jack Chow as an independent non-executive director (“INED”) of the Board. Mr. Chow has extensive professional experience and a broad network in the finance and investment industry. He replaced Mr. Mark Chen as a member of the Audit Committee and Ms. Jennifer Weng as a member of the Special Committee. Mr. Chow also joined the Board’s Compensation Committee and Nominating and Corporate Governance Committee.

On February 6, 2020, the Company appointed Mr. Jacky Cheng as an INED of the Board. Mr. Cheng has extensive professional experience and knowledge in legal and compliance and Chinese laws. He joined the Board’s Compensation Committee as a member and the Company’s Special Committee as a member. Currently, the Special Committee is composed of four members, including Mr. Mark Chen, Dr. Ken Lu, Mr. Jack Chow, and Mr. Jacky Cheng.

•                  The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction with Cordlife. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into a definitive agreement, and/or each of Cordlife and the Company obtaining its relevant regulatory and shareholder approvals. In addition, litigation has been filed in the Cayman Islands challenging the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, August 25, 2020 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-855-824-5644 or 1-646-722-4977 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 11021450#.

(1) During the three months ended June 30, 2020, 17,233 new subscribers were recruited. The Company reclassified 394 private cord blood units as donated cord blood units during the three months ended June 30, 2020, after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 849,933 as of June 30, 2020.

(2) See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(3) The reported operating income for the three months ended June 30, 2019 and 2020 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB12.4 million and RMB12.4 million ($1.7 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months ended June 30, 2020 include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current COVID-19 outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments in the U.S. affecting listed issuers whose independent registered public accounting firms are based in China and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ending June 30, 2020 were made at the noon buying rate of RMB7.0651 to $1.00 on June 30, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2020

	March 31,	June 30,
	2020	2020
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	5,473,373	5,565,529	787,751
Accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB111,869; June 30, 2020: RMB115,852 (US$16,398))	104,251	111,635	15,801
Inventories	43,758	52,460	7,425
Prepaid expenses and other receivables	44,785	79,533	11,257
Total current assets	5,666,167	5,809,157	822,234
Property, plant and equipment, net	522,679	516,621	73,123
Operating lease right-of-use assets	4,548	4,027	570
Non-current deposits	347,360	349,245	49,432
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB71,421; June 30, 2020: RMB71,721 (US$10,151))	160,031	179,123	25,354
Inventories	85,109	86,569	12,253
Intangible assets, net	92,823	91,668	12,975
Investment in equity securities at fair value	101,306	119,427	16,904
Other equity investment	189,129	189,129	26,769
Deferred tax assets	50,701	51,810	7,333
Total assets	7,219,853	7,396,776	1,046,947

LIABILITIES
Current liabilities
Accounts payable	19,992	14,307	2,025
Accrued expenses and other payables	113,989	127,987	18,115
Operating lease liabilities	1,717	1,738	246
Deferred revenue	402,751	404,405	57,240
Income tax payable	32,329	31,548	4,465
Total current liabilities	570,778	579,985	82,091
Non-current deferred revenue	2,289,762	2,314,880	327,650
Non-current operating lease liabilities	1,782	1,754	248
Other non-current liabilities	450,900	459,891	65,093
Deferred tax liabilities	18,140	17,789	2,519
Total liabilities	3,331,362	3,374,299	477,601

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and June 30, 2020, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	297,460
Treasury stock, at cost (March 31 and June 30, 2020: 136,899 shares, respectively)	(2,815)	(2,815)	(398)
Accumulated other comprehensive losses	(94,663)	(95,102)	(13,461)
Retained earnings	1,877,940	2,010,449	284,561
Total equity attributable to Global Cord Blood Corporation	3,882,127	4,014,197	568,174
Non-controlling interests	6,364	8,280	1,172
Total equity	3,888,491	4,022,477	569,346
Total liabilities and equity	7,219,853	7,396,776	1,046,947

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended June 30, 2019 and 2020

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands except per share data)
Revenues	273,375	280,913	39,761
Cost of revenues	(45,749)	(43,463)	(6,152)
Gross profit	227,626	237,450	33,609
Operating expenses
Research and development	(4,701)	(4,345)	(615)
Sales and marketing	(60,637)	(55,060)	(7,793)
General and administrative	(49,902)	(44,536)	(6,304)
Total operating expenses	(115,240)	(103,941)	(14,712)
Operating income	112,386	133,509	18,897
Other income, net
Interest income	6,220	6,767	958
Foreign currency exchange (losses)/gains	(28)	42	6
Change in fair value of equity securities	9,979	18,405	2,605
Dividend income	507	—	—
Others	340	1,723	244
Total other income, net	17,018	26,937	3,813
Income before income tax	129,404	160,446	22,710
Income tax expense	(19,476)	(26,021)	(3,683)
Net income	109,928	134,425	19,027
Net income attributable to non-controlling interests	(1,584)	(1,916)	(271)
Net income attributable to Global Cord Blood Corporation’s shareholders	108,344	132,509	18,756

Earnings per share:
Attributable to ordinary shares
- Basic	0.89	1.09	0.15
- Diluted	0.89	1.09	0.15

Other comprehensive income/(losses), net of nil income taxes
- Foreign currency translation adjustments	10,353	(439)	(62)

Comprehensive income	120,281	133,986	18,965

Comprehensive income attributable to non-controlling interests	(1,584)	(1,916)	(271)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	118,697	132,070	18,694

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months Ended June 30, 2019 and 2020

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	112,386	133,509	18,897

Depreciation and amortization expenses(4)	12,445	12,356	1,749

Non-GAAP operating income	124,831	145,865	20,646

(4) Depreciation and amortization expenses related to property, plant and equipment and intangible assets respectively.